UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  6)*

CNinsure Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G2352K 108**
(CUSIP Number)
Kiang Hua Lew
CDH Inservice Limited
1503 International Commerce Center,
1 Austin Road West,
Kowloon, Hong Kong
+852-3518-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:
Kathryn King Sudol
Simpson Thacher & Bartlett LLP
ICBC Tower, 3 Garden Road, 35th Floor
Hong Kong
+852-2514-7622
November 22, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 20 ordinary shares. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS CDH Inservice Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		165,963,980[1] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		165,963,980[1] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

165,963,980[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.54%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Including (i) 91,600,000 ordinary shares of the issuer and (ii) 74,363,980 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.
2 Based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 according to the issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS CDH China Growth Capital Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		165,963,980[3] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		165,963,980[3] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

165,963,980[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.54%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
3 Including (i) 91,600,000 ordinary shares of the issuer and (ii) 74,363,980 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.
4 Based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 according to the issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS CDH China Growth Capital Holdings Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		165,963,980[5] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		165,963,980[5] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

165,963,980[5]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.54%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
5 Including (i) 91,600,000 ordinary shares of the issuer and (ii) 74,363,980 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.
6 Based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 according to the issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS China Diamond Holdings III Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		165,963,980[7] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		165,963,980[7] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

165,963,980[7]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.54%[8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
7 Including (i) 91,600,000 ordinary shares of the issuer and (ii) 74,363,980 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.
8 Based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 according to the issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS China Diamond Holdings Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		165,963,980[9] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		165,963,980[9] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

165,963,980[9]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.54%[10]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
9 Including (i) 91,600,000 ordinary shares of the issuer and (ii) 74,363,980 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.
10 Based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 according to the issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

This Amendment No. 6 on Schedule 13D/A (this “Amendment No. 6”) amends that certain Schedule 13D previously filed with the Securities and Exchange Commission on May 16, 2011, as amended on September 15, 2011, October 4, 2011, October 25, 2011, November 4, 2011 and November 21, 2011 (the “Schedule 13D”), relating to ordinary shares, US$0.001 par value per share (the “Ordinary Shares”), of CNinsure Inc., a Cayman Islands exempted company with limited liability (the “Issuer”). The Ordinary Shares are represented by American Depositary Shares (“ADSs”), each ADS representing 20 Ordinary Shares. The Issuer’s ADSs are listed on the NASDAQ Global Select Market under the symbol “CISG”.
This Amendment No. 6 is being filed jointly on behalf of CDH Inservice Limited (“CDH Inservice”), CDH China Growth Capital Fund II, L.P., CDH China Growth Capital Holdings Company Limited, China Diamond Holdings III Limited and China Diamond Holdings Company Limited (each a “Reporting Person”).
Unless otherwise stated in this Amendment No. 6, the Schedule 13D remains in full force and effect. Capitalized terms used therein and not defined herein have the meanings ascribed thereto in the Schedule 13D.
Item 2. Identity and Background
Item 2 is hereby amended and supplemented by adding the following at the end thereof:
As described in Item 4 below, CDH Inservice has terminated the 10b5-1 Plan entered into with Morgan Stanley Smith Barney LLC. The information set forth in Items 4 and 6 below is hereby incorporated by reference into this Item 2.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented by adding the following at the end thereof:
As described in Item 4 below, CDH Inservice has terminated the 10b5-1 Plan. The information set forth in Items 4 and 6 below is hereby incorporated by reference into this Item 3.
Item 4. Purpose of the Transaction
Item 4 is hereby amended and supplemented by adding the following at the end thereof:
On November 22, 2011, CDH Inservice terminated the 10b5-1 Plan pursuant to its terms. A copy of the 10b5-1 Plan was filed as Exhibit 6 to Amendment No. 2 to the Schedule 13D on October 4, 2011 and is incorporated herein by reference. CDH Inservice purchased an aggregate of 1,797,760 ADSs (representing 35,955,200 Ordinary Shares) pursuant to the 10b5-1 Plan for an aggregate of US$13,454,333.62 (inclusive of commissions).
Item 5. Interest in Securities of the Issuer
The first sentence of Item 5(a) and (b) is hereby amended and restated as follows:
(a) and (b) As of November 24, 2011, CDH Inservice was the record owner of 165,963,980 Ordinary Shares of the Issuer, consisting of (i) 91,600,000 Ordinary Shares and (ii) 74,363,980 Ordinary Shares in the form of ADSs.
Item 5(c) is hereby amended and supplemented by adding the following at the end thereof:
(c) Since Amendment No. 5 to the Schedule 13D was filed on November 21, 2011, the Reporting Persons purchased the following number of ADSs representing Ordinary Shares pursuant to the 10b5-1 Plan:

Entity	Trade Date	Number of ADSs	Average Price per ADS
CDH Inservice	November 21, 2011	42,100	US$	7.6812
CDH Inservice	November 22, 2011	91,000	US$	7.0608
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented by adding the following at the end thereof:
The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED: November 24, 2011
CDH Inservice Limited

By:	/s/ Kiang Hua Lew
	Name:	Kiang Hua Lew
	Title:	Director
CDH China Growth Capital Fund II, L.P.
By: CDH China Growth Capital Holdings Company Limited, its General Partner

By:	/s/ Shangzhi Wu
	Name:	Shangzhi Wu
	Title:	Director
CDH China Growth Capital Holdings Company Limited

By:	/s/ Shangzhi Wu
	Name:	Shangzhi Wu
	Title:	Director
China Diamond Holdings III Limited

By:	/s/ Shangzhi Wu
	Name:	Shangzhi Wu
	Title:	Director
China Diamond Holdings Company Limited

By:	/s/ Shangzhi Wu
	Name:	Shangzhi Wu
	Title:	Director